LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                         767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

MARC WEITZEN, GENERAL COUNSEL                         DIRECT DIAL: 212-702-4388
                                                      EMAIL:  MWEITZEN@SFIRE.COM

                                 August 3, 2011

VIA EDGAR AND EMAIL
-------------------
United States Securities and Exchange Commission
Division of Corporate Finance - Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mellissa Campbell Duru, Special Counsel

     RE:  FOREST LABORATORIES, INC. ("FOREST  LABS")
          DEFINITIVE ADDITIONAL PROXY SOLICITING MATERIALS
          FILED ON AUGUST 1, 2011 BY ICAHN CAPITAL LP ET AL.
          FILE NO. 001-05438
          --------------------------------------------------

Dear Ms. Duru:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by me via email on August 2, 2011, relating to the
Schedule 14A filed with the Commission by the Filing Persons on August 1, 2011. The paragraph number set forth below corresponds to the number contained in the Comment Letter.

     1. In response to the Staff's comment, the Filing Persons will remove the applicable language from the slide presentation and refile with the following replacement language:

          Bebchuk's experiences as a Harvard Law School Professor, governance and compensation expert, and Norilsk Nickel director will enable him to improve Forest Labs' corporate governance, pay structures, succession arrangements, and compliance programs.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4388 or Mark DiPaolo, Esq. at (212) 702-4361.

                                                      Very truly yours,



                                                      /s/ Marc Weitzen
                                                      ----------------
                                                      Marc Weitzen